As filed with the Securities and Exchange Commission on May 8, 2019.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Amendment No.   )

ABERDEEN EMERGING MARKETS EQUITY INCOME

FUND, INC.

(Name of Subject Company (issuer))

ABERDEEN EMERGING MARKETS EQUITY INCOME

FUND, INC.

(Name of Filing Person (offeror))

COMMON STOCK,

$0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

00301W105

(CUSIP Number of Class of Securities)

Lucia Sitar, Esq.

Aberdeen Emerging Markets Equity Income Fund, Inc.

c/o Aberdeen Standard Investments Inc.

1735 Market Street 32nd Floor

Philadelphia, Pennsylvania 19103

(215) 405-5700

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

Copy to:

Margery Neale, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019

(212) 728-8000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not Applicable*	Not Applicable*

*                            A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐                      Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable
Form or Registration No.:	Not applicable
Filing Party:	Not applicable
Date Filed:	Not applicable

☒                     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐                                     third party tender offer subject to Rule 14d-1.

☒                                   issuer tender offer subject to Rule 13e-4.

☐                                     going-private transaction subject to Rule 13e-3.

☐                                     amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

Press Release

FOR IMMEDIATE RELEASE

For More Information Contact:

Aberdeen Standard Investments Inc.

Investor Relations

800-522-5465

Investor.Relations@aberdeenstandard.com

ABERDEEN EMERGING MARKETS EQUITY INCOME FUND, INC.

ANNOUNCES TENDER OFFER

(Philadelphia, May 8, 2019) — Aberdeen Emerging Markets Equity Income Fund, Inc. (the “Fund”) (NYSE American: AEF) announced today that the Board of Directors of the Fund approved a cash tender offer by the Fund to purchase up to 15% of the Fund’s issued and outstanding shares at a price per share equal to 98% of the Fund’s net asset value (“NAV”) per share as determined by the Fund on the next business day following the expiration date of the tender offer (the “Tender Offer”). The Tender Offer will commence on or about May 17, 2019 and will expire at 11:59 p.m. New York City time on June 17, 2019, unless otherwise extended.

This Tender Offer is in connection with the Fund’s previously announced targeted discount policy. The policy requires the Fund to: (1) buy back shares in the open market when the Fund’s shares trade at a discount of 10% or more to NAV, and (2) undertake a 15% tender offer if the average discount exceeds 11% of NAV over any rolling twelve-month period commencing on April 27, 2018 and ending on December 31, 2019, provided that the Fund is not required to conduct more than one tender offer during such period. For the period from April 30, 2018 through April 30, 2019, the Fund’s average discount to NAV was 11.55%. As a result, the Fund is required to undertake a 15% tender offer pursuant to the Fund’s targeted discount policy.

Important Information

This press release may contain statements regarding plans and expectations for the future that constitute forward-looking statements within the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are forward-looking and can be identified by the use of words such as “may,” “will,” “expect,” “anticipate,” “estimate,” “believe,” “continue” or other similar words. Such forward-looking statements are based on the Fund’s current plans and expectations, and are subject to risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

Additional information concerning such risks and uncertainties are contained in the Fund’s filings with the U.S. Securities and Exchange Commission (“SEC”).

The Tender Offer will be made, and the stockholders of the Fund will be notified, in accordance with the Securities Exchange Act of 1934, as amended, the Investment Company Act of 1940, as amended, and other applicable rules and regulations. This announcement is not an offer to purchase or a solicitation of an offer to purchase any securities of the Fund. The Tender Offer described in this announcement has not yet commenced. The Tender Offer will be made only by an Offer to Purchase and the related Letter of Transmittal and other documents which will be filed with the SEC as exhibits to a tender offer statement on Schedule TO. As soon as the Tender Offer commences, the Fund will file a tender offer statement with the SEC.

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SHAREHOLDERS OF THE FUND SHOULD READ THESE DOCUMENTS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Documents filed with the SEC are available to investors; free of charge, at the SEC’s website (http://www.sec.gov). Shareholders can also obtain copies of these documents, when available, free of charge, by contacting Aberdeen Standard Investments Inc., 1735 Market Street, 32nd Floor, Philadelphia, PA 19103, by calling 1-800-522-5465 toll-free or on the Internet at www.aberdeenaef.com. The Tender Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of shares in any jurisdiction in which making or accepting the offer would violate that jurisdiction’s laws.

Aberdeen Standard Investments is a brand of the investment businesses of Standard Life Aberdeen plc, its affiliates and subsidiaries. In the United States, Aberdeen Standard Investments is the marketing name for the following affiliated, registered investment advisers:  Aberdeen Standard Investments Inc., Aberdeen Asset Managers Ltd., Aberdeen Standard Investments Australia Ltd., Aberdeen Standard Investments (Asia) Ltd., Aberdeen Capital Management, LLC, Aberdeen Standard Investments ETFs Advisors LLC and Standard Life Investments (Corporate Funds) Ltd.

Closed-end funds are traded on the secondary market through one of the stock exchanges. The Fund’s investment return and principal value will fluctuate so that an investor’s shares may be worth more or less than the original cost. Shares of closed-end funds may trade above (a premium) or below (a discount) the NAV of the fund’s portfolio. There is no assurance that the Fund will achieve its investment objective.

If you wish to receive this information electronically, please contact Investor.Relations@aberdeenstandard.com

aberdeenaef.com

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